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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on November 29, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



In the Matter of                                           CERTIFICATE

Conectiv and Subsidiaries                                       OF

File No. 70-9655                                           NOTIFICATION

(Public Utility Holding Company                         PURSUANT TO RULE 24
Act of 1935)



This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated June 29, 2000 (the "Order") in the above- referenced file. This certificate reports transactions for the period from July 1, 2001 through September 30, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration or the Order.

         On August 31, 2001, pursuant to the Order, Conectiv Delmarva Generation, Inc. ("CDG") acquired certain generating assets (the "New Hay Road Facilities") from a nonassociate company. This transaction was the culmination of a "like-kind exchange" for tax purposes in which a subsidiary of Conectiv sold certain generation assets to a third party. The New Hay Road Facilities were acquired by CDG as utility assets as authorized by the Order.

The transaction described above was carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.
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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                       Conectiv
                                       ACE REIT, Inc
                                       Atlantic City Electric Company

                                       Conectiv Atlantic Generation, L.L.C.
                                       Conectiv Delmarva Generation, Inc.
                                       Conectiv Energy Holding Company
                                       Delmarva Power & Light Company


November 29, 2001                      /s/ Philip S. Reese
                                       -------------------
                                       Philip S. Reese
                                       Vice President and Treasurer
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                                  EXHIBIT INDEX

F-2      Past-tense opinion of counsel